Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: December 1, 2022

On December 1, 2022, Broadcom Inc. published the following post on LinkedIn:

On December 1, 2022, Broadcom Inc. published the following post on Twitter:

On December 1, 2022, Broadcom Software Group published the following post on LinkedIn:

On December 1, 2022, Broadcom Software Group published the following post on Twitter:

[The text of the article accessible through the link included in the posts above is reproduced below.]

Is It Time To Start Giving Broadcom’s Pending Acquisition Of VMware A Chance?
Patrick Moorhead, Senior Contributor

My first impression of the notion of Broadcom acquiring VMWare was negative.

I was most familiar with Broadcom’s acquisitions in the semiconductor space. The company had, and still has, a shrewd reputation for transforming its semi acquisitions and turning them into money-printing machines. Semi transformations require taking significant actions on product roadmaps and resources like laying off people. I’ll add that even in Broadcom’s software history, many questioned certain of the actions related to CA and Symantec transformations.

So, it would be natural for people to question this acquisition.

I have read the many scribes from Broadcom CEO Hock Tan circumnavigating the globe talking to the VMware ecosystem, but after personally talking with Tan and chatting with a few VMware partners and customers, I am wondering, is it time we start giving the acquisition a chance?

With most acquisitions, neither the acquirer nor the acquiree can say much publicly. There’s a “clean room” that is established to map out the future where executives are removed from its operational, day-to-day roles, and nothing, literally nothing, gets communicated outside that room. Legally, companies cannot openly work together until regulatory bodies OK the deal. If VMware and Broadcom were to get too close too soon, it would likely violate a litany of laws, including antitrust.

With this acquisition, Broadcom CEO Hock Tan has been very communicative, often indirectly responding to pointed criticism. That should be very positive for VMWare customers, its ecosystem, and Broadcom shareholders.

Hear me out.

Responding directly to the criticism

On CA and Symantec’s enterprise security business, Tan has been very clear that both companies had underinvested with product lines that were not ready for the cloud. I agree with this assessment. CA and Symantec’s offerings pre-acquisition were not compellingor prepared for the cloud future. Tan saw the opportunity to invest in areas where customers would find profitable dollars, and he shifted the company in that direction. If you were running Broadcom, would you have done things differently? Particularly with Symantec, if offerings weren’t improved and modernized, all its customers would have bailed. It lost a bit of share, but it wasn’t a mass exodus.

In semiconductors, Broadcom had a reputation for acquiring businesses, focusing R&D investment and raising prices. I had many conversations with infrastructure companies that said the prices of “that sole-sourced network switch” increased. I can argue both ways- was the OEM taking advantage of the previous company that was giving away its technology at too low a price, or did the OEM not make a long-term agreement to lock in prices, so too bad?

While Tan doesn’t categorically say he won’t raise prices ever, what CEO can ever make that commitment? He doesn’t even own the company yet, and I challenge my readers to show me a quote from any tech CEO, including VMware’s or Microsoft’s or AWS’s or RedHat’s, who stated it wouldn’t ever raise prices. Having run many multi-billion-dollar businesses, let’s be adults- do a long-term pricing agreement and move on.

Tan does say, “By delivering long-term value to customers and investing in improved, customer-focused R&D, we can innovate, scale, and offer better products without raising prices.” My translation? If we have a money-losing relationship together, which means I cannot invest in the right leadership products you want in the future, our arrangement needs to change. What tech business leader wouldn’t do this?

There was also a lot of chatter about Tanzu and the fear that it would be deprecated. Tan doesn’t mince words on this one. On Tanzu’s future, he says, “I see Tanzu as a strategic part of the VMware software portfolio, and it will remain that way as we move forward within Broadcom.” Any questions on this one?

I think we should be most confident on multi-cloud. Most of the communications I have seen from Tan are very clear that the world is multi-cloud, and that’s where the short- and long-term R&D spending will go. I think this is the big Broadcom opportunity.

The hybrid, multi-cloud opportunity

In a former life, my company supplied datacenter CPUs to the largest cloud hyperscaler on the planet. In Dot Com 1.0, I once managed, for a short time, the US’s largest x86 cloud datacenter. I’m not a public cloud denier.

Yet 10 years ago, when I was espousing the benefits of a “private” or “hybrid cloud,” I took some barbs as a “public cloud denier.” Haters going to hate. Today, even AWS, the most prominent, previous denier of private clouds, offers the widest variety of hybrid cloud options with Outposts, Wavelength, Local Zones, Snow, ECS, and EKS Anywhere. Now everybody agrees, including AWS, that the enterprise estate will comprise of infrastructure in the public cloud, on-prem, or colo private cloud that operates in a hybrid manner with the public cloud and, of course, on the edge.

The only thing some are questioning is multi-cloud. Well, some public cloud vendors are. Enterprises have spoken already. I have yet to meet with an F1000 CIO that doesn’t use multiple public clouds, be it AWS, Azure, Google, Oracle, or IBM Cloud. Every enterprise has a private cloud. Big enterprises are already multi-cloud, but it’s not very efficient. For each cloud, you need a different DevOpsInfoSec team and different processes per cloud. Each cloud has a different way of handling security, networking, and data. I am not expecting all the public cloud players to have magic interoperability APIs that solve this issue.

This is where VMware comes into the picture. In my years of assessment on hybrid, multi-cloud, I see VMware as potentially one of the big winners of the cloud era.

With the combination of VMware Cloud Foundation+, Tanzu, and Aria, VMware provides the app (container + VM), security, and networking layers to the multi-cloud puzzle, including, of course, on-prem, colo, and edge environments. This should mean consistent development, operations (with observability), and security across all clouds.

No doubt, the multi-cloud competition is fierce. Every public cloud provider wants you to go all-in on its cross-platform containers, networking, and security. The challenge there? For the largest public cloud providers, it’s not yet in their best interests to make multi-cloud easy or affordable. If I ran those operations, I would be doing the same thing.

IBM’s RedHat has the dominant container share and robust multi-cloud container service. Cisco offers a multi-cloud networking and security fabric with a very compelling observability capability. HPE has its own platform (and also works with VMware). Dell, of course, works closely with VMware and RedHat.

I know for sure the future is hybrid, multi-cloud, but it is not being done efficiently, and IT needs tools and services to simplify it and make it less costly. Tan has called multi-cloud, “the future of enterprise IT,” so I can’t imagine Broadcom will mess with VMware’s multi-cloud stack, which represents a gigantic business opportunity and what I believe is the growth driver for VMware.

Wrapping up

I understand the questions about VMware’s acquisition by Broadcom. My quick take was negative. I get it. I think Broadcom initially misjudged the amount of communication it had to do with VMware’s customers, ecosystem, and channel partners. To its credit, Broadcom quickly responded and shared more information on what it intends to do and operate in the future, providing a lot more than what I have seen other tech companies communicate.

Like you, I still have questions. I’d like to know exactly how it plans to achieve the $8.5B EBITDA contribution. Still, the reality is that not all these questions can even be legally answered until and likely after transaction close. My instinct says there are many OPEX overlaps across CA, Symantec, and VMware. I also think there will need to be more than OPEX cuts to hit that number, as I’m not expecting an immediate, parabolic revenue surge.

What I do think we know are the following:

•	Broadcom is committed to multi-cloud- this is why it bought VMware, and I cannot fathom the new owners messing that up. That would be dumb and contradicts the investment thesis.

•
CA and Symantec had outdated technologies- VMware does not and Broadcom expects to approach the situation differently, as Tan stated, by “fostering an environment of growth and innovation and aligned with our customers’ priorities.”

•
As for pricing- if you’re a profitable VMware customer or channel partner, I don’t think you should have concerns. If not? Well, businesses aren’t charities. Find a business relationship that works for both parties.

•	Broadcom’s business model has worked well for a long time and has changed its MO for software.

Ultimately, I think it’s time to give the deal a chance and focus on what it will take to make it successful. The questions and criticisms have served their purpose, and it looks like Broadcom is listening.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.